EXHIBIT 12

BOSTON SCIENTIFIC CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (unaudited)

	Year Ended December 31,
in millions	2013	2012	2011	2010	2009
Fixed charges
Interest expense and amortization of debt issuance costs (a)	$324	$261	$281	$393	$407
Interest portion of rental expense	25	27	18	18	20
Total fixed charges	$349	$288	$299	$411	$427

Earnings
Income (loss) before income taxes	$(223)	$(4,107)	$642	$(1,063)	$(1,308)
Fixed charges, per above	349	288	299	411	427
Total earnings (deficit), adjusted	$126	$(3,819)	$941	$(652)	$(881)

Ratio of earnings to fixed charges (b)	0.36		3.15

a) The interest expense included in fixed charges above reflects only interest on third party indebtedness and excludes any interest expense accrued on uncertain tax positions, as permitted by Financial Accounting Standards Board Accounting Standards Codification™ Topic 740, Income Taxes.

b) Earnings were deficient by $3.819 billion in 2012, $652 million in 2010, and $881 million in 2009.